UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Pactiv Evergreen Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

69526K 105
(CUSIP Number)

September 21, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 69526K 105

13G

1	NAMES OF REPORTING PERSONS[1] Packaging Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a): ☐ (b): ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 134,408,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 134,408,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 134,408,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 77%
12	Type of Reporting Person CO

 ___________________________

1 Packaging Finance Limited is a wholly-owned subsidiary of Packaging Holdings Limited, which is wholly-owned by Mr. Graeme Hart. Packaging Finance Limited is not the beneficial owner of the shares owned by an entity affiliated with Mr. Graeme Hart, which such shares have not been included on this Schedule 13G.

Item 1.

(a)	Name of Issuer

Pactiv Evergreen Inc.

(b)	Address of Issuer’s Principal Executive Offices

1900 W. Field Court Lake Forest, Illinois, 60045

Item 2.

(a)	Name of Person Filing

Packaging Finance Limited

(b)	Address of Principal Business Office or, if none, Residence

Rank Group Limited, Floor 9, 148 Quay Street, Auckland, 1010 New Zealand

(c)	Citizenship

New Zealand

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

69526K 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

134,408,000 shares of Common Stock, par value $0.001 per share.

(b)	Percent of class:

77%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

134,408,000.

(ii)	Shared power to vote or to direct the vote

0.

(iii)	Sole power to dispose or to direct the disposition of

134,408,000.

(iv)	Shared power to dispose or to direct the disposition of

0.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2020

PACKAGING FINANCE LIMITED

By:	/s/ Helen Golding
	Name:	Helen Golding
	Title:	Director